PLATA RESOURCES, INC.

2911 Park Avenue
PasayCity, Metro Manila
Philippines

January 25, 2011

Filed through Edgar

United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.
20549

Re:          Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 15, 2010
Form 10-Q for the Quarter Ended September 30, 2010
Filed November 5, 2010
File No. 000-53207

Attention:                      Mr. Karl Hiller
        Branch Chief

Dear Sirs:

In response to your letter dated December 9, 2010, I have the following comments:

Form 10-K for Fiscal Year Ending December 31, 2009

The maps requested have been amended to include the points you indicated under this comment.   In our second map on page 11, our geologist used kilometers rather than miles due to the Philippines using the metric system.

History, page 10

The following sentences have been deleted from Form 10-K

“…and we hope the mineralization is similar to the Ramos Gold Claim, which is located approximately 22 kilometers to the west of the Bontoc Claim, which produced in excess of 32 million ounces of gold and is currently being reactivated on a limited basis”.

“Numerous showings of mineralization have been discovered in the area and six prospects have achieved significant production, with the nearby Ramos Gold Mine (22kilometers away) producing 185,000 ounces of Gold annual.”

       “During the 1990’s several properties west of Bontoc Claim were drilled by junior mineral exploration companies.”

“Gold at the Ramos Gold Mine (which, as stated above, is in close proximity to the Bontoc claim) is generally concentrated within extrusive volcanic rocks in the walls of large volcanic caldera.”

“The area is well known for numerous productive mineral occurrences including the Ramos Gold Mine.”

Regulation, page 13

3.	This section, as shown on page 15, has been amended in response to your comment as follows:

“Our mineral exploration program is subject to the Philippine mineral requirements.  The type of mining permit required in the Philippines by the Company is a MGB Form 50-1.  During the exploration stage, the Company will engage the services of an exploration company who will be responsible for any fees and bonding requirements needed. The exact amount of the fees and bonding requirements will be known upon application for the mining permit.  The Company, in conjunction with the exploration company, will make application to the Department of Environment and Natural Resources (DENR) Mines and Geosciences of the Philippines for its mining permit.   The time frame for obtaining a mining permit is anywhere from 21 to 90 business days. ”

4.
As requested in this comment, attached as Exhibit 99.1 is a letter dated January 10, 2011 from the Department of Environmental and Natural Resources (DENR) Mines and Geoscience under the signature of Ms. Ann Puno – Registry Officer.

Controls and Procedures, page 19

5.	The date of May 31, 2009 has been amended to December 31, 2009. In addition, the heading “Material Weaknesses” has been changed to “Conclusions Reached by Our Certifying Officers”.

6.	In response to this comment the following sentence has been inserted into the amended Form 10-KA on page 21:

“The annual report does not include an attestation report from our registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.”.

Form 10-Q for the Quarter ended September 30, 2010

Controls and Procedures, page 19

7.	The discussion on internal control has been amended to conform with the applicable section as at December 31, 2009 as shown on page 18.

The references to other mineral properties that exist in the proximity of our property have been eliminated as indicated under History, Page 10, Comment 2 above.

In addition, the requirements for a mining company in the Philippines has been amended similar to the wording noted under Regulation, page 13, Comment 3 above as shown on page 16.

Please advise the undersigned if there are any further comments relating to the above two noted filings;

Yours very truly:
Plata Resources, Inc.

Per: DEXTER R. CALISO
Dexter R. Caliso
Chief Executive Officer, President
and Director

c/c	Presentacion Coranes – Chief Financial Officer
Scott Lawler – Attorney at Law